AVALON GLOBOCARE CORP.

4400 Route 9 South, Suite 3100

Freehold, New Jersey 07728

April 8, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

RE:	Avalon GloboCare Corp.
Registration Statement on Form S-3
File No. 333-288002

To Whom It May Concern:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Avalon GloboCare Corp., a Delaware corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-3 (File No. 333-288002), initially filed with the Securities and Exchange Commission (the “Commission”) on June 13, 2025 (as amended, the “Registration Statement”) together with all exhibits thereto, be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Company is requesting to withdraw the Registration Statement because it has determined not to register, at this time, the contemplated resale of securities to which the Registration Statement relates. The Company confirms that no securities have been sold pursuant to the Registration Statement.

The Company requests in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement the Company may file with the Commission.

We request that the Commission issue an order granting the withdrawal of the Registration Statement and provide a copy thereof to our counsel Greg Carney of Sheppard, Mullin, Richter & Hampton LLP by email at gcarney@sheppard.com as soon as it is available.

Please contact Greg Carney of Sheppard, Mullin, Richter & Hampton LLP at (213) 617-4209 should you have any questions concerning this request.

Very truly yours,

AVALON GLOBOCARE CORP.

By:	/s/ Luisa Ingargiola
Name:	Luisa Ingargiola
Title:	Chief Financial Officer